UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. __)*

Under the Securities Exchange Act of 1934

Aimmune Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Titles of Class of Securities)

00900T 10 7

(CUSIP Number)

 December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 00900T 10 7		13G	Page 2 of 8
1	NAME OF REPORTING PERSON Explore Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 2,324,117 (1)
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER 2,324,117 (1)
	8	SHARED DISPOSITIVE POWER - 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,324,117 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.5% (2)
12	TYPE OF REPORTING PERSON OO

(1) All Common Stock (as defined below) of Aimmune Therapeutics, Inc. (the “Issuer”) held by Explore Holdings LLC (“Explore Holdings”) may be deemed to be beneficially owned by Jeffrey P. Bezos as the sole member of Explore Holdings.
(2) Based on 42,249,431 shares of Common Stock, par value $0.0001 per share (“Common Stock”), of the Issuer outstanding as of October 31, 2015, as reported on the Issuer’s Form 10-Q filed on November 4, 2015.

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CUSIP No. 00900T 10 7		13G	Page 3 of 8
1	NAME OF REPORTING PERSON Jeffrey P. Bezos
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 2,324,117 (1)
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER 2,324,117 (1)
	8	SHARED DISPOSITIVE POWER - 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,324,117 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.5% (2)
12	TYPE OF REPORTING PERSON IN

(1) All Common Stock of the Issuer held by Explore Holdings may be deemed to be beneficially owned by Jeffrey P. Bezos as the sole member of Explore Holdings.
(2) Based on 42,249,431 shares of Common Stock of the Issuer outstanding as of October 31, 2015, as reported on the Issuer’s Form 10-Q filed on November 4, 2015.

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Item 1(a).            Name of Issuer:

Aimmune Therapeutics, Inc.

Item 1(b).          Address of Issuer’s Principal Executive Offices:

8000 Marina Blvd #300

Brisbane, California 94005

Item 2(a).           Name of Person Filing:

Explore Holdings LLC

Jeffrey P. Bezos

Item 2(b).          Address of Principal Business Office or, if none, Residence:

Explore Holdings LLC

Post Office Box 94314

Seattle, WA 98124

Jeffrey P. Bezos

410 Terry Avenue North

Seattle, WA 98109-5210

Item 2(c).          Citizenship:

Explore Holdings is a limited liability company organized under the laws of the state of Washington. Mr. Bezos is a United States citizen.

Item 2(d).           Titles of Classes of Securities:

Common Stock, $0.0001 par value

Item 2(e).            CUSIP Number: 00900T 10 7

Item 3.a(n):        If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c),

                            Check Whether the Person Filing is

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐ Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

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(f)	☐ Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐ Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (13 U.S.C. 1813).

(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3).
(j)	☐ Non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J).

(k)	☐ Group in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________

Item	4. Ownership

(a)	Amount Beneficially Owned: See the responses to Item 9 on the attached cover pages.

(b)	Percent of Class: See the responses to Item 11 on the attached cover pages.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See the responses to Item 5 on the attached cover pages.

(ii)	Shared power to vote or to direct the vote: See the responses to Item 6 on the attached cover pages.

(iii)	Sole power to dispose or to direct the disposition of: See the responses to Item 7 on the attached cover pages.

(iv)	Shared power to dispose or to direct the disposition of: See the responses to Item 8 on the attached cover pages.

Item 5.                Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.               Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

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Item 7.               Identification and Classification of the Subsidiary Which Acquired the Security

                           Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.                Identification and Classification of Members of the Group.

Not Applicable.

Item 9.                Notice of Dissolution of Group.

Not Applicable.

Item 10.             Certification.

Not Applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 26, 2016

Explore Holdings LLC

By: /s/ Paul Dauber
Name:	Paul Dauber
Title:	Manager

/s /Jeffrey P. Bezos
Jeffrey P. Bezos

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Joint Filing Agreement

We, the signatories of the statement to which this Joint Filing Agreement is attached, hereby agree that such statement is filed, and any amendments thereto filed by any or all of us, will be filed, on behalf of each of us.

Date: January 26, 2016

Explore Holdings LLC

By: /s/ Paul Dauber
Name:	Paul Dauber
Title:	Manager

/s /Jeffrey P. Bezos
Jeffrey P. Bezos

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